UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Acquisition of Ngoc Hoi Real Estate Investment Joint Stock Company

On September 15, 2026, VinFast Vietnam Joint Stock Company (“VFVN”), a subsidiary of VinFast Auto Ltd. (“VinFast” or the “Company”), signed share purchase agreements to acquire 100% of the equity interests in Ngoc Hoi Real Estate Investment Joint Stock Company (“Ngoc Hoi” and the “Transactions”) from Mr. Pham Nhat Vuong, VinFast’s founder (“Mr. Pham”) and two other minority shareholders of Ngoc Hoi. The Transactions reflect a further strategic effort by Mr. Pham to facilitate the Company’s sustainable growth.

Ngoc Hoi is a real estate development company in which Mr. Pham owns a majority interest. The acquisition of Ngoc Hoi is intended to strengthen the Company’s financial position and improve its capital efficiency by generating additional earnings and cash flows from real estate development to complement VinFast’s core electric vehicle business. The Company’s electric vehicle and smart mobility businesses will remain its core business and principal strategic focus.

Ngoc Hoi holds a 20% economic interest in an investor consortium that is developing the Hanoi International Sports Urban Area Project (the “Project”), a large and well-known integrated urban development project in Hanoi, Vietnam. Vinhomes Joint Stock Company (“Vinhomes”), a subsidiary of Vingroup Joint Stock Company (“Vingroup JSC”) and an affiliate of the Company, is the lead investor in the consortium and has been authorized by the consortium members to coordinate and lead the implementation of the Project. Vinhomes is a prominent real estate developer in Vietnam with a proven track record of developing, marketing and delivering large-scale integrated urban developments. The Project provides the Company with a unique opportunity to integrate its electric vehicle and green mobility ecosystem into a large-scale smart city development from the planning stage.

The aggregate consideration for the Transactions is VND30,857 billion (approximately US$1.2 billion), representing a discount to the fair value of the transferred shares as determined by an independent third party valuation. Under the share purchase agreements, half of the consideration payable to Mr. Pham and all consideration payable to Ngoc Hoi’s minority shareholders will be paid at closing, with the remaining amounts payable within 120 days thereafter.

The Transactions are expected to close in the third quarter of 2026, subject to the satisfaction or waiver of customary closing conditions.

The purchase consideration of the Transactions is expected to be funded through a combination of existing financial arrangements with Vingroup and Mr. Pham, together with a portion of the proceeds from the capital contribution described below.

Capital contribution by Mr. Pham to VFVN

The Board of Directors of the Company and the shareholders of VFVN have approved a capital contribution of up to VND10,000 billion (approximately US$396.7 million) by Mr. Pham to VFVN through the issuance by VFVN of dividend preference shares that carry no conversion, exchange or similar rights. The capital contribution is expected to be completed by the end of 2026 and is intended to further strengthen VFVN’s capital base and support its strategic growth initiatives.

The information in this report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,206 to US$1.00. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast’s and VinFast’s management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in VinFast’s reports filed or furnished to the SEC.

All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: September 15, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

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